Exhibit 99.1

Kenon’s Subsidiary OPC Energy Ltd. Announces Financing

Agreement for Shore and Maryland Power Plants

Singapore, October 28, 2026. Kenon Holdings Ltd.’s (NYSE: KEN, TASE: KEN) (“Kenon”) subsidiary OPC Energy Ltd. (“OPC”) has announced that CPV Generation Holdings, LLC (the “Borrower”), a wholly-owned indirect subsidiary of CPV Group LP (which is 71% owned by OPC) (“CPV”), which holds 100% of the Shore and Maryland power plants (natural gas-fired combined-cycle power plants with capacities of 725 MW and 745 MW, respectively) (the “Projects”), has entered into a new $825 million financing agreement with a syndicate of lenders (the “Financing Agreement”). Certain key terms of the Financing Agreement announced by OPC are set out below.

The Financing Agreement, which is non-recourse to CPV, is expected primarily to be used to repay the existing project financing arrangements of the Projects and to fund a dividend distribution of approximately $130 million at closing to CPV. The principal amount of $825 million is comprised of a $625 million term loan B, a $125 million letter of credit facility, and a $75 million revolving credit facility, which may be used for cash disbursements or for letters of credit. The maturity date of the term loan is the seventh anniversary of the closing date. The interest rate under the term loan is equal to a SOFR-based interest rate plus a spread of 2.5%. The ancillary facilities also bear interest and commitment fees.

The Financing Agreement is subject to conditions precedent to closing and includes customary financial covenants and other obligations including a negative pledge, limitations on debt incurrence, asset sales and distributions, among others, as well as customary undertakings, limitations, events of default and repayment provisions.

The Financing Agreement is secured by a first-ranking pledge on each of the Projects and their assets as well as a pledge over the equity interests in the Borrower.

Caution Concerning Forward-Looking Statements

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “estimate,” “intend,” “plan,” “believe,” “likely to,” “should,” or other similar expressions. These statements include statements relating to the Financing Agreement, the terms of the Financing Agreement, the intended use of proceeds and other non-historical statements. These forward-looking statements are based on current expectations or beliefs and are subject to uncertainty and changes in circumstances. These forward-looking statements are subject to a number of risks and uncertainties which could cause the actual results to differ materially from those indicated in Kenon’s forward-looking statements. Such risks include risks relating to the Financing Agreement, including compliance with the terms of and covenants in the Financing Agreement, the closing of the Financing Agreement and the disbursement of the loan amounts and the use of proceeds, the risk of default under the Financing Agreement and other risks, including those set forth under the heading “Risk Factors” in Kenon’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission. Except as required by law, Kenon undertakes no obligation to update these forward-looking statements, whether as a result of new information, future events, or otherwise.